

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Ron Bentsur
Chairman and Chief Executive Officer
Nuvectis Pharma, Inc.
1 Bridge Plaza, Suite 275
Fort Lee, NJ, 07024

> **Re: Nuvectis Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 15, 2022**
> **File No. 333-266857**

Dear Mr. Bentsur:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences